EX-28.h.4.a

AMENDMENT TO EXPENSE LIMITATION AGREEMENT

This Amendment (“Amendment”), dated and effective as of March 1, 2017, between NATIONWIDE FUND ADVISORS, a Delaware business trust (the “Investment Adviser”), and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of each Fund of the Trust. Capitalized terms used but not defined herein shall have the same meanings set forth in the Agreement (defined below).

W I T N E S S E T H:

WHEREAS, the Trust and the Investment Adviser have entered into an Advisory Agreement dated May 1, 2007 and September 18, 2015, respectively, each as amended, pursuant to which the Investment Adviser renders investment advisory services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Investment Adviser are parties to that certain Expense Limitation Agreement dated as of May 1, 2007, as amended (the “Agreement”); and

WHEREAS, in accordance with the Agreement, the Trust and Investment Adviser, on behalf of each Fund, now wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereby agree as follows:

1.	Section 2.1 of the Agreement is hereby amended and restated as follows:

2.1  Reimbursement. If in any fiscal year during which total Fund assets are greater than $100 million and in which the Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses for the fiscal year are less than the Operating Expense Limit for that year, subject to quarterly approval by the Trust’s Board of Trustees as provided in Section 2.2 below, the Investment Adviser shall be entitled to reimbursement by a Fund, in whole or in part as provided below, of the advisory fees waived or reduced and other payments remitted by the Investment Adviser to the Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Investment Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Investment Adviser and all other payments remitted by the Investment Adviser to a Fund or a class of a Fund (as appropriate), pursuant to Section 1 hereof, less any reimbursement previously paid by such Fund to the Investment Adviser, pursuant to Sections 2.2 or 2.3 hereof, with respect to such waivers, reductions, and payments; provided, however, that no Reimbursement Amount shall be paid at a date more than three (3) years from the month in which the Investment Adviser waived the investment advisory fees or reimbursed other expenses to a Fund or a class of a Fund for the corresponding Excess Amount pursuant to Section 1, and that the Reimbursement Amount does not cause the Fund to exceed (i) the Operating Expense Limit that was in place at the time the Investment Adviser waived the investment advisory fees or reimbursed other expenses, or (ii) the current Operating Expense Limit. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, but not limited to, interest accruable on the Reimbursement Amount.

EX-28.h.4.a

2.	Section 3 of the Agreement is hereby amended and restated as follows:

3. Term and Termination of Agreement.

This Agreement shall continue in effect for the period listed on Exhibit A for any Fund covered by the Agreement and then unless this Agreement is terminated earlier as provided below, from year to year thereafter provided such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”), provided however, that the reimbursements described in Section 2 will not continue to accrue for more than three years from the month in which the Investment Adviser waived the investment advisory fees or reimbursed other expenses to a Fund for the corresponding Excess Amount pursuant to Section 1. In order to terminate the Agreement, the Investment Adviser must give at least 30 days’ prior written notice to the Trust prior to the end of the period listed on Exhibit A or the end of the annual renewal. Regardless of any other termination provisions, the provisions contained in Section 2 of this Agreement relating to the reimbursement of the Investment Adviser for fee waivers and expense reimbursements previously made by the Investment Adviser on behalf of the Fund shall survive the termination of this Agreement. The parties hereby agree that the initial Operating Expense Limits described herein shall remain in place until at least the date listed on Exhibit A.

3. Representations. Each party represents to the other party that all representations contained in the Agreement are true and accurate as of the date of this Amendment, and that such representations are deemed to be given or repeated by each party, as the case may be, on the date of this Amendment.

4. Entire Agreement. This Amendment and the Agreement and any documents referred to in each of them, constitutes the whole agreement between the parties relating to their subject matter and supersedes and extinguishes any other drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to such subject matter. If any of the provisions of this Amendment are inconsistent with or in conflict with any of the provisions of the Agreement, then, to the extent of any such inconsistency or conflict, the provisions of this Amendment shall prevail.

5. Agreement Continuation. The Agreement, as modified herein, shall continue in full force and effect, and nothing herein contained shall be construed as a waiver or modification of existing rights under the Agreement, except as such rights are expressly modified hereby.

EX-28.h.4.a

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

NATIONWIDE FUND ADVISORS

By:	/s/Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE MUTUAL FUNDS

By:	/s/Michael S. Spangler
Name: Michael S. Spangler
Title: President